Global MobileTech, Inc.

1312 North Monroe, Suite 750

Spokane, Washington 99201

(509) 723-1312

January 14, 2011

Joe Kempf, Staff Accountant

Larry Spirgel, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

RE:

Global MobileTech, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2010

Form 10-Q for the Quarterly Period Ended September 30, 2010

Registration Statement on Form S-1 filed December 6, 2010

File No.

Messrs. Kempf and Spirgel,

With regard to the comment letter dated December 29, 2010 from the SEC concerning our Form 10-K and Form 10-Q listed above, we are requesting an extension for the date by which we must respond to that comment letter.  We request that the response deadline be extended from Friday, January 14, 2011 (the date consented to by Ajay Koduri, Staff Attorney by phone as a minor extension from the Thursday, January 13, 2011 deadline in the SEC comment letter) to Friday, January 21, 2011.

Our extension request is based on the complexity of the two related comment letters we received and the fact that our auditors must review our comment response as well as our amendment to the Form 10-K.  We expect that our auditors will need additional time to complete their review.

Please communicate with our securities lawyer, Michael R. Espey at (206) 860-6022 or at mespey@msn.com with your response to this response deadline extension request.

Sincerely,

/s/ Aik Fun Chong

Aik Fun Chong

Chief Executive Officer

Global MobileTech, Inc.